Filed by Broadcom Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Qualcomm Incorporated

(Commission File No. 000-19528)

Broadcom to Nominate Slate of 11 Independent, Highly Qualified Directors for Election at Qualcomm’s 2018 Annual Meeting

Constructive Dialogue Remains Strong Preference

Despite Repeated Attempts by Broadcom, Qualcomm Has Not Engaged

SAN JOSE, Calif. – December 4, 2017 – Broadcom Limited (NASDAQ: AVGO) (“Broadcom”) today announced that it has notified Qualcomm Incorporated (NASDAQ: QCOM) (“Qualcomm”) of its intention to nominate a slate of 11 independent, highly qualified individuals for election to Qualcomm’s Board of Directors and to propose certain other matters for the consideration of Qualcomm stockholders at Qualcomm’s 2018 Annual Meeting of Stockholders.

Broadcom intends to file with the Securities and Exchange Commission a proxy statement, accompanied by a BLUE proxy card, in connection with Qualcomm’s 2018 Annual Meeting. Qualcomm has announced that its 2018 Annual Meeting will be held on March 6, 2018.

On November 6, 2017, Broadcom proposed to acquire all of the outstanding shares of Qualcomm for per share consideration of $70.00 in cash and stock, consisting of $60.00 in cash and $10.00 in Broadcom shares. Broadcom’s offer represents a 28% premium over the closing price of Qualcomm’s common stock on November 2, 2017, the last unaffected trading day prior to media speculation regarding a potential transaction, and a premium of 33% to Qualcomm’s unaffected 30-day volume-weighted average price. The Broadcom proposal stands whether Qualcomm’s pending acquisition of NXP Semiconductors N.V. (“NXP”) is consummated on the currently disclosed terms of $110 per NXP share or is terminated.

Hock Tan, President and Chief Executive Officer of Broadcom, stated, “We have heard from many Qualcomm stockholders who have expressed their desire for Qualcomm to engage with us. We also continue to receive positive feedback from customers and, having had initial meetings with certain relevant antitrust authorities, remain confident that any regulatory requirements necessary to complete a combination will be met in a timely manner. Although we are taking this step, it remains our strong preference to engage in a constructive dialogue with Qualcomm. We have repeatedly attempted to engage with Qualcomm, and despite stockholder and customer support for the transaction, Qualcomm has ignored those opportunities. The nominations give Qualcomm stockholders an opportunity to voice their disappointment with Qualcomm’s directors and their refusal to engage in discussions with us. In light of the significant value our proposal provides for Qualcomm stockholders, we believe Qualcomm stockholders would be better served by new independent, highly qualified nominees who are committed to maximizing value and acting in the best interests of Qualcomm stockholders.”

To ensure continuity, Broadcom would support a decision by the 11 new directors, upon their election, to increase the size of the Board and reappoint Mark D. McLaughlin, Anthony J. “Tony” Vinciquerra and Jeffrey W. Henderson as directors.

Broadcom’s nominees for the Qualcomm Board are:

•	Samih Elhage, former President of the Mobile Networks Business Group of Nokia Corporation. Previously held the role of Chief Financial and Operating Officer of Nokia Siemens Networks and Nokia Networks, subsidiaries of Nokia. Also served on the Boards of Alcatel-Lucent Corporation, Alcatel Shanghai Bell, and Quickplay Media Inc.

•	Raul J. Fernandez, Vice Chairman of Monumental Sports & Entertainment and former Chairman and CEO of ObjectVideo, Inc. Also served as CEO of Dimension Data North America and as Chairman, CEO and President of Proxicom, Inc. Serves on the Boards of AtSite, Inc. and Perfect Sense, Inc., and previously served as a Director of Kate Spade & Company.

•	Michael S. Geltzeiler, consultant for Temasek Holdings. Previously served as Senior Vice President and CFO of ADT Corporation and before that, CFO and Group Executive Vice President at NYSE Euronext.

•	Stephen J. Girsky, Managing Partner of VectoIQ, an independent advisory firm. Previously served in a number of capacities at General Motors, including Vice Chairman. Serves on the Boards of United States Steel Corporation, Brookfield Business Partners, Drive.ai, and Valens Semiconductor Ltd. Previously served as a Director of GM following its emergence from bankruptcy and as Lead Independent Director of Dana Holdings Corp.

•	David G. Golden, Managing Partner at Revolution Ventures. Previously spent 18 years at J.P. Morgan, including five years as Vice Chairman and Director of technology, media and telecommunications investment banking. Serves on the Boards of Barnes & Noble Education, Inc. and Blackbaud, Inc. Previously served as a Director of Everyday Health, Inc. and Barnes & Noble, Inc.

•	Veronica M. Hagen, retired President and CEO of Polymer Group, Inc. (later renamed AVINTIV Specialty Materials Inc). Also served as President and CEO of Sappi Fine Paper and held multiple positions at Alcoa, including Vice President and Chief Customer Officer and business unit president of Alcoa Engineered Products. Serves on the Boards of Newmont Mining Corporation, the Southern Company, and American Water Works Company, Inc. Previously served as a Director of AVINTIV, Jacuzzi Brands, Inc., and Covanta.

•	Julie A. Hill, owner of The Hill Company. Serves on the Board of Anthem, Inc. and was a Director of WellPoint Health Networks Inc. prior to its merger with Anthem. Has been a trustee of the Lord Abbett Family of Mutual Funds since 2004 and previously served as a Director of Lend Lease, Ltd., Resources Connection, Inc., and Holcim US.

•	John H. Kispert, Managing Partner of Black Diamond Ventures. Previously served as President and CEO and a Director of Spansion, Inc. through its merger with Cypress Semiconductor Corporation. Serves on the Boards of Gigamon Inc. and Barracuda Networks, Inc. Previously served as a Director of Cypress, TriNet Group, Inc., and Extreme Networks, Inc., where he was Chairman.

•	Gregorio Reyes, former Director and Chairman of the Boards of Dialog Semiconductor plc and LSI Corporation, and former Director of Seagate Technologies Public Limited Company. Previously was a co-founder and Chairman of Sunward Technologies Inc., Chairman and CEO of American Semiconductor Equipment Technologies, and President and CEO of National Micronetics. Held positions at National Semiconductor, Motorola, Fairchild Semiconductor, and Eaton.

•	Thomas S. Volpe, Managing Member of Volpe Investments LLC. Previously CEO of Dubai Group LLC, a diversified investment firm based in the United Arab Emirates, and before that, served as Chairman of Prudential Volpe Technology Group. Served on the Boards of Linear Technology Corporation and EFG-Hermes Holding Company.

•	Harry L. You, President, CFO and Director of GTY Technology Holdings Inc. Previously served as Executive Vice President in the Office of the Chairman of EMC Corporation. Served as CEO of BearingPoint Inc., Executive Vice President and CFO of Oracle Corporation and CFO of Accenture Ltd. Previously served as a Director of Korn/Ferry International.

Moelis & Company LLC, Citi, Deutsche Bank, J.P. Morgan, BofA Merrill Lynch, Morgan Stanley and Wells Fargo Securities are acting as financial advisors to Broadcom. Wachtell, Lipton, Rosen & Katz and Latham & Watkins LLP are acting as legal counsel.

More information regarding Broadcom’s proposal for Qualcomm and nominees can be found by visiting www.AVGO-QCOM.com.

About Broadcom Limited

Broadcom Limited (NASDAQ:AVGO) is a leading designer, developer and global supplier of a broad range of digital and analog semiconductor connectivity solutions. Broadcom Limited’s extensive product portfolio serves four primary end markets: wired infrastructure, wireless communications, enterprise storage and industrial & other. Applications for our products in these end markets include: data center networking, home connectivity, set-top box, broadband access, telecommunications equipment, smartphones and base stations, data center servers and storage, factory automation, power generation and alternative energy systems, and electronic displays.

Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended) concerning Broadcom and Qualcomm. These statements include, but are not limited to, statements that address Broadcom’s expected future business and financial performance and statements about (i) the proposed transaction involving Broadcom and Qualcomm and the expected benefits of the proposed transaction, (ii) the expected benefits of other acquisitions, (iii) Broadcom’s plans, objectives and intentions with respect to future operations and products, (iv) Broadcom’s competitive position and opportunities, (v) the impact of acquisitions on the market for Broadcom’s products, and (vi) other statements identified by words such as “will”, “expect”, “believe”,

“anticipate”, “estimate”, “should”, “intend”, “plan”, “potential”, “predict”, “project”, “aim”, and similar words, phrases or expressions. These forward-looking statements are based on current expectations and beliefs of the management of Broadcom, as well as assumptions made by, and information currently available to, such management, current market trends and market conditions and involve risks and uncertainties, many of which are outside Broadcom’s and management’s control, and which may cause actual results to differ materially from those contained in forward-looking statements. Accordingly, you should not place undue reliance on such statements.

Such risks, uncertainties and assumptions include: the ultimate outcome of any possible transaction between Broadcom and Qualcomm; uncertainties as to whether Qualcomm will cooperate with Broadcom regarding the proposed transaction; the effect of the announcement of the proposed transaction on the ability of Broadcom and Qualcomm to retain customers, to retain and hire key personnel and to maintain favorable relationships with suppliers or customers; the timing of the proposed transaction; the ability to obtain regulatory approvals and satisfy other closing conditions to the completion of the proposed transaction (including shareholder approvals); and other risks related to the completion of the proposed transaction and actions related thereto. Other risks, uncertainties and assumptions that could materially affect future results include: any risks associated with loss of Broadcom’s significant customers and fluctuations in the timing and volume of significant customer demand; Broadcom’s dependence on contract manufacturers and outsourced supply chain; any acquisitions Broadcom may make, as well as delays, challenges and expenses associated with receiving governmental and regulatory approvals and satisfying other closing conditions, and with integrating acquired companies with Broadcom’s existing businesses and Broadcom’s ability to achieve the benefits, growth prospects and synergies expected from such acquisitions, including Broadcom’s acquisition of Brocade Communications Systems, Inc. and Broadcom’s proposed acquisition of Qualcomm; the ability of Broadcom to integrate Qualcomm’s business and make changes to its business model, and to resolve legal proceedings, governmental investigations and customer disputes relating to Qualcomm’s licensing practices; Broadcom’s ability to accurately estimate customers’ demand and adjust Broadcom’s manufacturing and supply chain accordingly; Broadcom’s significant indebtedness, including the substantial indebtedness Broadcom expects to incur in connection with Broadcom’s proposed acquisition of Qualcomm, and the need to generate sufficient cash flows to service and repay such debt; dependence on and risks associated with distributors of Broadcom’s products; Broadcom’s ability to improve its manufacturing efficiency and quality; increased dependence on a small number of markets; quarterly and annual fluctuations in operating results; cyclicality in the semiconductor industry or in Broadcom’s target markets; global economic conditions and concerns; Broadcom’s competitive performance and ability to continue achieving design wins with its customers, as well as the timing of those design wins; rates of growth in Broadcom’s target markets; prolonged disruptions of Broadcom’s or its contract manufacturers’ manufacturing facilities or other significant operations; Broadcom’s dependence on outsourced service providers for certain key business services and their ability to execute to its requirements; Broadcom’s ability to maintain or improve gross margin; Broadcom’s ability to maintain tax concessions in certain jurisdictions; Broadcom’s ability to protect its intellectual property and the unpredictability of any associated litigation expenses; any expenses or reputational damage associated with resolving customer product and warranty and indemnification claims; Broadcom’s ability to sell to new types of customers and to keep pace with technological advances; market acceptance of the end products into which Broadcom’s products are designed; and other events and trends on a national, regional and global scale, including those of a political, economic, business, competitive and regulatory nature.

Broadcom’s filings with the Securities and Exchange Commission (“SEC”), which you may obtain for free at the SEC’s website at http://www.sec.gov, discuss some of the important risk factors that may affect Broadcom’s business, results of operations and financial condition. Broadcom undertakes no intent or obligation to publicly update or revise any of these forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Broadcom has made for an acquisition of Qualcomm and Broadcom’s intention to solicit proxies for the election of Broadcom nominees to the Qualcomm Board and certain other proposals at Qualcomm’s 2018 annual meeting of stockholders. In furtherance of this proposal and subject to future developments, Broadcom (and, if a negotiated transaction is agreed, Qualcomm) may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Broadcom and/or Qualcomm may file with the SEC in connection with the proposed transaction.

Investors and security holders of Broadcom and Qualcomm are urged to read the proxy statement(s), registration statement, tender offer statement, prospectus and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of Broadcom and/or Qualcomm, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Broadcom through the web site maintained by the SEC at http://www.sec.gov.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in Solicitation

Broadcom, certain of its subsidiaries, its directors and executive officers, other members of management and employees and the nominees described above may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction, including with respect to Qualcomm’s 2018 annual meeting of stockholders. You can find information about Broadcom’s executive officers and directors in Broadcom’s definitive proxy statement filed with the SEC on February 17, 2017. Information about the Broadcom nominees will be included in the proxy statement Broadcom intends to file with the SEC. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov.

Investors:

Ashish Saran

Broadcom Limited

Investor Relations

408-433-8000

investor.relations@broadcom.com

Or

Tom Germinario / Rick Grubaugh

D.F. King & Co., Inc.

212-269-5550

Media:

Joele Frank / Steve Frankel / Andi Rose

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449